

15045531

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 24 2015

Washington DC
404

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
| --- |
| 8- 17742 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___October 1, 2014___ AND ENDING ___December 31, 2014___
 MM/DD/YY                         MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:  First Wilshire Securities, Inc.

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1214 EastGreen Street, Suite 104
(No. and Street)

Pasadena                    California                    91106
(City)                      (State)                       (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott Hood                                                            626.796.6622
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lichter, Yu and Associates, Inc.
(Name – *if individual, state last, first, middle name*)

16133 Ventura Blvd., Suite 450          Encino          California          91436
(Address)                               (City)          (State)            (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



# OATH OR AFFIRMATION

I, _____ Scott W. Hood _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
First Wilshire Securities, Inc. _____ , as
of ____ December 31, _____ , 20 _14___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President & CEO
_____
Title
Subscribed and sworn to on January 22, 2015

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ CASH FLOW.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

FIRST WILSHIRE SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2014

# LICHTER, YU AND ASSOCIATES, INC.

## CERTIFIED PUBLIC ACCOUNTANTS

16133 VENTURA BLVD., SUITE 450
ENCINO, CALIFORNIA 91436
TEL (818)789-0265   FAX (818) 789-3949

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of First Wilshire Securities, Inc.

We have audited the accompanying financial statements of First Wilshire Securities, Inc., a California corporation, which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flow for the three months then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. First Wilshire Securities, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of First Wilshire Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the three months then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules contained in Schedule I, II and III have been subjected to audit procedures performed in conjunction with the audit of First Wilshire Securities, Inc.'s financial statements. The supplemental information is the responsibility of First Wilshire Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Lichter, Yu + Associates*

Encino, California
February 19, 2015

**FIRST WILSHIRE SECURITIES, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2014**

## ASSETS

| | | |
|---|---|---|
| Current Assets | | |
| Cash and cash equivalents | $ | 237,918 |
| Receivable from brokers and dealers | | 46,858 |
| Investments | | 70,478 |
| Total Assets | $ | 355,254 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Current Liabilities | | |
| Accounts payable | $ | 24,388 |
| Income tax payable | | 800 |
| Accrued expenses | | 1,804 |
| Total Current Liabilities | | 26,992 |
| Stockholder's Equity | | |
| Common stock, 10,000 shares authorized and 5,000 shares issued and outstanding, $3 par value | | 15,000 |
| Additional paid in capital | | 370,961 |
| Accumulated deficit | | (57,699) |
| Total Stockholder's Equity | | 328,262 |
| Total Liabilities and Stockholder's Equity | $ | 355,254 |

See Accompanying Independent Auditor's Report and Notes to Financial Statements

**FIRST WILSHIRE SECURITIES, INC.**
**STATEMENT OF INCOME**
**FOR THE THREE MONTHS ENDED DECEMBER 31, 2014**

| | | |
|---|---|---:|
| Revenue | | |
| Commissions and fees | $ | 125,672 |
| Total Revenue | | 125,672 |
| | | |
| Expense | | |
| Salaries, payroll taxes and benefits | | 25,392 |
| Operating expenses | | 69,199 |
| Professional services | | 8,950 |
| Clearing charges | | 16,708 |
| Other expenses | | 8,363 |
| Total Expense | | 128,612 |
| | | |
| Loss from Operations | | (2,941) |
| | | |
| Total Other Income | | |
| Dividend income | | 38 |
| Unrealized investment gain | | 554 |
| | | |
| Total Other Income | | 592 |
| | | |
| LOSS BEFORE PROVISION | | |
| FOR INCOME TAXES | | (2,349) |
| | | |
| Income tax provision | | 800 |
| NET LOSS | $ | (3,149) |

See Accompanying Independent Auditor's Report and Notes to Financial Statements

**FIRST WILSHIRE SECURITIES, INC.**
**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
**FOR THE THREE MONTHS ENDED DECEMBER 31, 2014**

| | | |
|---|---:|---:|
| Common Stock | | |
| Balance at beginning of year | $ | 15,000 |
| Sale of common stock | | - |
| Balance at end of year | | 15,000 |
| Additional paid in capital | | |
| Balance at beginning of year | | 356,840 |
| Contibution to paid in capital | | 14,121 |
| Balance at end of year | | 370,961 |
| Accumulated deficit | | |
| Balance at beginning of year | | (54,550) |
| Net loss for the three months ended December 31, 2014 | | (3,149) |
| Balance at end of year | | (57,699) |
| Total Equity | $ | 328,262 |

See Accompanying Independent Auditor's Report and Notes to Financial Statements

## FIRST WILSHIRE SECURITIES, INC.
## STATEMENT OF CASH FLOWS
## FOR THE THREE MONTHS ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES

| | | |
|---|---|---:|
| Net Loss | $ | (3,149) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | | |
| Unrealized gain | | (554) |
| Income tax paid by shareholder | | 14,121 |
| Decrease in receivable from Brokers and Dealers | | 17,740 |
| Decrease in accounts payable | | (2,686) |
| Decrease in income tax payable | | (13,321) |
| Increase in accrued expenses | | 1,772 |
| Total Adjustments | | 17,072 |
| Net cash provided by operations | | 13,923 |
| Net increase in cash | | 13,923 |
| Cash at beginning of year | | 223,995 |
| Cash at end of year | $ | 237,918 |
| Supplemental cash flow disclosures: | | |
| Income tax payments | $ | - |
| Supplemental disclosure of non-cash investing and financing activities: | | |
| Capital contribution | $ | 14,121 |

See Accompanying Independent Auditor's Report and Notes to Financial Statements

## Note A - Nature of Activities

The Company, an introducing broker dealer, was incorporated in California to operate as a registered broker dealer as a member of the Financial Industry Regulatory Authority (FINRA) on May 24, 2012. The Company engages primarily in the business of transacting in corporate equity securities for its clients but it is permitted to perform other securities related activities. The Company, with the consent of its shareholder, has elected to be treated as an S Corporation on October 1, 2014 and change the year end from September 30th to December 31st.

## Note B – Significant Accounting Policies

### Basis of Presentation
The Company recognizes income and expense on the accrual basis for financial and income tax reporting purposes.

Commissions and related clearing expenses are recorded on a settlement date basis.

### Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates, and those might be material.

### Fair Value of Financial Instruments
For certain of the Company's financial instruments, including cash and equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities and short-term debt, the carrying amounts approximate their fair values due to their short maturities. ASC Topic 820, "Fair Value Measurements and Disclosures," requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, "Financial Instruments," defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, "Distinguishing Liabilities from Equity," and ASC 815.

The level in the fair value hierarchy within which a fair value measurement in its entirely falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents assets that are measured at fair value on a recurring basis at December 31, 2014:

| December 31, 2014 | Total | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Investment: | | | | |
| Common shares | $ 5,478 | $ 5,478 | $ - | $ - |
| Money market funds | 65,000 | 65,000 | - | - |
| **Total** | $ 70,478 | $ 70,478 | $ - | $ - |

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. The Center evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. There were no transfers between Level 1, Level 2, or Level 3 for the year ended December 31, 2014.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. However, cash balances have exceeded the FDIC insured levels at various times during the year and at year-end. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Income Taxes

The Company utilizes the liability method of accounting for income tax. Under the liability method, deferred income tax assets and liabilities are provided based on the difference between the financial statements and tax basis of assets and liabilities measured by the current enacted tax rates in effect for the years in which these differences are expected to reverse.

The Company has adopted accounting standards for the accounting for uncertain income taxes. These standards provide guidance for the accounting and disclosure about uncertain tax positions taken. Management believes that all of the positions taken in its federal and states income tax returns are more likely than not to be sustained upon examination.

## Investments

Investments that were held during the year ended December 31, 2014 consisted of mutual funds and common shares of U.S. publicly traded companies.

Investments were comprised of the following at December 31, 2014:

| Type of Investments | Cost | | Fair Market Value | |
|---|---|---|---|---|
| Common Shares | $ | 857 | $ | 5,478 |
| Money Market Funds | | 65,000 | | 65,000 |
| Total | $ | 65,857 | $ | 70,478 |

Investment return for the three months ended December 31, 2014 was as follows:

| Return on investments: | 2014 | |
|---|---|---|
| Dividends | $ | 6 |
| Unrealized gains | | 554 |
| **Total** | $ | 560 |

## Customer Transactions

The Company does not hold inventory or funds for customers.

## Note C - Cash

The Company maintains its cash balances at banks and a brokerage house located in Pasadena, and Los Angeles, California. The bank balances are insured by the Federal Deposit Insurance Corporation and the brokerage account by the Securities Investor Protection Corporation up to $250,000 and $10,000,000, respectively. As of December 31, 2014, there were no uninsured cash balances.

## Note D - Net Capital

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At Decemeber 31, 2014, the Company had net capital requirements of $50,000 and net capital of approximately $326,140.

## Note E – Customer Protection Rule Exemption

The Company relied on Section K(2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of the rule.

## Note F – Related Party Transactions

The Company is a wholly owned subsidiary of First Wilshire Securities Management, Inc. During the three months ended December 31, 2014, the Company paid $68,296 in operating expenses for shared operating expenses to First Wilshire Securities Management, Inc.

The Company is a wholly-owned subsidiary of First Wilshire Securities Management, Inc. (FWSM). The individual owning 100 percent of FWSM is also the controlling owner and only executive officer and manager of the general partner of two affiliated funds. The general partner of the funds has retained FWSM to manage the investment portfolio of said funds. The Company may receive payment from an affiliated entity based on the prior fund sales activity of its representatives or finders. During the three months ended December 31, 2014, the Company received fee income of $22,607 from the affiliated funds.

## Note G - Income Tax Provision

The Company, with the consent of its shareholder, has elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, items of income, loss, credits and deductions are not taxed within the Corporation but are reported on the income tax return of the shareholder for federal tax purposes. At December 31, 2014, the Company made an appropriate state income tax provision for minimum state tax of $800.

## Note H – Subsequent Event

The Company has evaluated subsequent events through February 19, 2015 the date on which the financial statements were available to be issued. The Company is not aware of any subsequent events that require recognition or disclosure in the financial statements.

SUPPLEMENTAL SCHEDULES

## FIRST WILSHIRE SECURITIES, INC.
## COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

### SCHEDULE I

| | | |
|---|---|---:|
| EQUITY - FISCAL YEAR END | $ | 328,262 |
| Less Non Allowable Assets | | - |
| Total Non Allowable Assets | | - |
| Less Haircuts | | 2,122 |
| NET CAPITAL | $ | 326,140 |
| | | |
| Total Liabilities | | 26,992 |
| Aggregated Indebtedness | | 26,992 |
| Net Capital Required | | 50,000 |
| | | |
| Minimum Net Capital Required (6 2/3% of Aggregated Indebtedness) | | 1,800 |
| Minimum Dollar Requirement | | 50,000 |
| Net Capital Requirement (greater of the two) | | 50,000 |
| Excess Net Capital | $ | 276,140 |

### RECONCILIATION OF NET CAPITAL COMPUTATION WITH FOCUS REPORT

| | | |
|---|---|---:|
| NET CAPITAL PER FOCUS II REPORT | $ | 326,149 |
| Decrease in income due to audit adjustments | | (9) |
| NET CAPITAL | $ | 326,140 |

RECONCILIATION OF AUDIT ADJUSTMENTS:

| | | |
|---|---|---:|
| Increase in income tax provision | | (800) |
| Decrease in payables | | 791 |
| Decrease in income due to audit adjustments | $ | (9) |

See Accompanying Independent Auditor's Report and Notes

# FIRST WILSHIRE SECURITIES, INC.

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
## UNDER RULE 15C3-3

### DECEMBER 31, 2014

### <u>Schedule II</u>

First Wilshire Securities, Inc. relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

# FIRST WILSHIRE SECURITIES, INC.

## INFORMATION RELATING TO THE POSSESSION AND CONTROL
## REQUIREMENTS UNDER RULE 15C3-3

### DECEMBER 31, 2014

### Schedule III

First Wilshire Securities, Inc. relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

**FIRST WILSHIRE SECURITIES, INC.**
**INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT**
**ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)**

# LICHTER, YU AND ASSOCIATES, INC.
## CERTIFIED PUBLIC ACCOUNTANTS

16133 VENTURA BLVD., SUITE 450
ENCINO, CALIFORNIA 91436
TEL (818)789-0265  FAX (818) 789-3949

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT

ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of First Wilshire Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the three months ended December 31, 2014, which were agreed to by First Wilshire Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating First Wilshire Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. First Wilshire Securities, Inc.'s management is responsible for First Wilshire Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and check to be issued in the amount of $272.50, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the three months ended December 31, 2014, see attached "Reconciliation of Form SIPC-7T" as applicable, with the amounts reported in Form SIPC-7 for the three months ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, see attached "Reconciliation of Adjustments on Form SPIC-7T", noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, see "Reconciliation of Calculations on Form SIPC-7T", noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable). There was no overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Lichter, Yu + Associates*

Encino, California
February 19, 2015

# FIRST WILSHIRE SECURITIES, INC.
## RECONCILIATION OF FORM X-17A-5 TO FORM SIPC-7T

| | | |
|---|---|---:|
| Revenue audited: | | |
|     Commissions and fees | $ | 125,672 |
|     Dividend income | | 38 |
|     Unrealized investment loss | | 554 |
| | | |
| Total revenue audited for the three months ended December 31, 2014 | | 126,264 |
| | | |
| Total revenue reported on Form SIPC-7T | | 126,264 |
| | | |
| (Over) Under reported | $ | - |

See Accompanying Independent Accountant's Report

## FIRST WILSHIRE SECURITIES, INC.
## RECONCILIATION OF ADJUSTMENTS ON FORM SIPC-7T

Adjustments reported on Form SIPC-7T
    Commissions, floor brokerage & clearance paid to other SIPC
    members in connection with securities transactions      $    (16,708)

    Net gain from securities in investment account      (554)

Total adjustments reported on Form SIPC-7T      (17,262)

General Ledger Comparison:
    Commissions, floor brokerage & clearance paid to other SIPC
    members in connection with securities transactions      16,708

    Net gain from securities in investment account      554

(Over) Under reported      $    -

See Accompanying Independent Accountant's Report

## FIRST WILSHIRE SECURITIES, INC.
## RECONCILIATION OF CALCULATIONS ON FORM SIPC-7T

| | | |
|---|---|---:|
| Total revenue reported on Form SIPC-7T | $ | 126,264 |
| Total adjustments reported on Form SIPC-7T | | (17,262) |
| | | |
| SIPC net operating revenues | $ | 109,002 |
| | | |
| General assessment @ .0025 | $ | 273 |
| | | |
| Amount reported on Form SIPC-7T | $ | 273 |
| | | |
| (Over) Under reported | $ | - |

See Accompanying Independent Accountant's Report

FIRST WILSHIRE SECURITIES, INC.

MANAGEMENT'S STATEMENT ON EXEMPTION

DECEMBER 31, 2014

# LICHTER, YU AND ASSOCIATES, INC.
## CERTIFIED PUBLIC ACCOUNTANTS

16133 VENTURA BLVD., SUITE 450
ENCINO, CALIFORNIA 91436
TEL (818)789-0265  FAX (818) 789-3949

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of First Wilshire Securities, Inc.

We have reviewed management's statements, included in the accompanying Management Statement of Exemption, in which (1) First Wilshire Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which First Wilshire Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions") and (2) First Wilshire Securities, Inc. stated that First Wilshire Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. First Wilshire Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Wilshire Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Lichter, Yu + Associates*

Encino, California
February 19, 2015

First Wilshire Securities, Inc. as of December 31, 2014 makes the following statements:

- First Wilshire Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which First Wilshire Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions").

- First Wilshire Securities, Inc. stated that First Wilshire Securities, Inc. met the identified exemption provisions throughout the three months ended December 31, 2014 year without exception.

- First Wilshire Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements

- No exceptions were noted during the three months ended December 31, 2014.


Scott W. Hood, President